UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 0-27444

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SOURCECORP, Incorporated
Full Name of Registrant

Former Name if Applicable

3232 McKinney Avenue, Suite 1000
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75204
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 27, 2004, SOURCECORP, Incorporated (the “Company”) filed a Current Report on Form 8-K* with the Securities and Exchange Commission (the “SEC”) and issued a press release, which was filed as an Exhibit to such Form 8-K, disclosing that the Company’s previously issued financial statements and related independent auditors’ report for the year ended December 31, 2003, as well as its previously issued financial statements for the 2004 quarterly periods ended March 31, 2004 and June 30, 2004, should no longer be relied upon, and that the Company, under the guidance of the Audit Committee of the Board of Directors of the Company, had initiated an investigation into the financial results of one of the Company’s operating subsidiaries in the Information Management Division.  Additionally, on January 21, 2005, the Company issued a press release and subsequently filed a related Current Report on Form 8-K, disclosing that its previously issued financial statements and related independent auditors’ reports for the years ended December 31, 2001 and 2002 should also no longer be relied upon.  On March 7, 2005, the Company filed a Current Report on Form 8-K with the SEC and issued a press release, which was filed as an Exhibit to such Form 8-K, disclosing that the Company’s internal investigation has been concluded.  The Company is working towards restating certain prior period financial statements based on the results of such investigation.  The Company believes that both the Company and its independent auditors are substantially complete with the restatement and year end financial reporting work; however, additional time is needed to complete the respective reviews and audit processes and as a result that the Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 within the prescribed time period without unreasonable effort or expense.

*  The Current Report on Form 8-K was amended pursuant to a Form 8-K/A filed with the SEC on October 27, 2004 to correct a typographical error; however, the disclosure was not changed. The information contained in the Form 8-K, as amended, is incorporated herein by this reference.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ed H. Bowman, Jr.	(214)	740-6500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☒ No
The registrant not filed its Form 10-Q for the quarter ended September 30, 2004.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, the Company is restating its previously filed financial statements for the fiscal years ended 2001 through 2003 and for the first two quarters of 2004.  The Company and its independent registered public accounting firm also are in the process of completing the Company’s fiscal 2004 audit.  Until the financial statements have been completed and certain prior periods have been restated, the Company believes that a period over period comparison would not be meaningful.  The Company last issued guidance as to second half 2004 performance by press release dated February 15, 2005, which was attached as an exhibit to the Company’s Report on Form 8-K dated February 15, 2005.

SOURCECORP, Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2005	By	/s/ Ed H. Bowman, Jr.
President Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).